Guggenheim Investments Announces Board Approval of the
Mergers of Certain Equity Closed-End Funds
NEW YORK, NY, August 31, 2016 – Guggenheim Investments announced today that the Boards of Trustees of several equity closed-end funds approved the mergers outlined below.
Acquired Funds	Ticker	Acquiring Fund	Ticker
Guggenheim Enhanced Equity Strategy Fund	GGE	Guggenheim Enhanced Equity Income Fund	GPM
Guggenheim Equal Weight Enhanced Equity Income Fund	GEQ

The Board of Trustees of GPM also approved a redomestication of GPM from a Massachusetts business trust to a Delaware statutory trust.
The mergers are intended to provide potential benefits to common shareholders, including lower operating expenses and greater secondary market liquidity, among other things.
It is currently expected that the mergers and the redomestication will be completed in late 2016, subject to required shareholder approvals and the satisfaction of applicable regulatory requirements and other customary closing conditions. Approval of the merger of GGE into GPM is not contingent upon approval of GEQ into GPM, and likewise, approval of the merger of GEQ into GPM is not contingent upon approval of GGE into GPM. Approval of the redomestication is a condition to each merger.
Additional Information
This press release is not intended to, and does not, constitute an offer to purchase or sell shares of any of GGE, GPM, or GEQ (the “Funds”); nor is this press release intended to solicit a proxy from any shareholder of any of the Funds. The solicitation of proxies to effect each merger and the redomestication will only be made by a final, effective Registration Statement on Form N-14, which includes a definitive Joint Proxy Statement/Prospectus, after the Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”).
This press release references a Registration Statement, which includes a Joint Proxy Statement/Prospectus, to be filed by the Funds. This Registration Statement has yet to be filed with the SEC. After the Registration Statement is filed with the SEC, it may be amended or withdrawn and the Joint Proxy Statement/Prospectus will not be distributed to shareholders of the Funds unless and until the Registration Statement is declared effective by the SEC.
The Funds and their respective trustees, officers and employees, and Guggenheim Investments, and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the mergers and the redomestication. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Funds' respective

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trustees, officers and employees, and Guggenheim Investments and its shareholders, officers and employees and other persons by reading the Joint Proxy Statement/Prospectus relating to the mergers and the redomestication when it is filed with the SEC.
INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUSES AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGERS AND THE REDOMESTICATION. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY. THE JOINT PROXY STATEMENT/PROSPECTUSES WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.
The Joint Proxy Statement/Prospectus will not constitute an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities.
Security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC's web site at www.sec.gov. In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after the Registration Statement becomes effective by directing a request to Guggenheim Investments at 800-345-7999.
Each Fund also files annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by a fund at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by a Fund are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
About Guggenheim Investments
Guggenheim Investments is the global asset management and investment advisory division of Guggenheim Partners, with $202 billion* in total assets across fixed income, equity, and alternative strategies. We focus on the return and risk needs of insurance companies, corporate and public pension funds, sovereign wealth funds, endowments and foundations, consultants, wealth managers, and high-net-worth investors. Our 275+ investment professionals perform rigorous research to understand market trends and identify undervalued opportunities in areas that are often complex and underfollowed. This approach to investment management has enabled us to deliver innovative strategies providing diversification opportunities and attractive long-term results.
*Guggenheim Investments total asset figure is as of 06.30.2016. The assets include leverage of $11.4bn for assets under management and $0.5bn for assets for which we provide administrative services. Guggenheim Investments represents the following affiliated investment management businesses: Guggenheim Partners Investment Management, LLC, Security Investors, LLC, Guggenheim Funds Investment Advisors, LLC, Guggenheim Funds Distributors, LLC, Guggenheim Real Estate, LLC, Transparent

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Value Advisors, LLC, GS GAMMA Advisors, LLC, Guggenheim Partners Europe Limited, and Guggenheim Partners India Management.
There can be no assurance that the Funds will achieve their investment objectives. Investments in the Funds involve operating expenses and fees. The net asset value of the Funds will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value.
Investors should consider the investment objectives and policies, risk considerations, charges and expenses of any investment before they invest. For this and more information, visit www.guggenheiminvestments.com or contact a securities representative or Guggenheim Funds Distributors, LLC 227 West Monroe Street, Chicago, IL 60606, 800-345-7999.
Analyst Inquiries
William T. Korver
cefs@guggenheiminvestments.com

Not FDIC-Insured  |  Not Bank-Guaranteed | May Lose Value
Member FINRA/SIPC (08/16)

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